November 8, 2007
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Russell Mancuso, Branch Chief Eduardo Aleman, Attorney

Re:	New Century Companies, Inc. (the “Company”) Registration Statement on Form SB-2 Amended on October 18, 2007 File No. 333-144702

Ladies and Gentlemen:

We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated November 6, 2007. Each comment is followed by the Company’s response.

1.    We note your response to prior comment five in our letter to you dated August 15, 2007. Please file the revised opinion as exhibit 5.1 to a pre-effective amendment.

Response:
We have filed exhibit 5.1

2.    We note your response to prior comment seven. Tell us why the date in the paragraph immediately preceding the signatures is different from the date next to the individual’s signatures.

Response:
We have revised the subject disclosure.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

The Company is simultaneously herewith submitting a request for acceleration so that the Registration Statement is declared effective on Tuesday November 13, 2007.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned.

Very truly yours, /s/ Marcelle S. Balcombe Marcelle S. Balcombe

61 BROADWAY NEW YORK, NEW YORK 10006
T 212-930-9700 F 212-930-9725 www.srff.com